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Finnest, Inc.

Annual Report
2018

Annual Report 2018

Throughout this document, mentions of Finnest, refer to Finnest, Inc., a corporation formed on February 22rd, 2017, in Delaware (the "issuer"). The issuer's physical address is 129 Newbury Street, Second Floor, Boston, MA 02116.

You may contact the issuer by emailing support@finnest.co. This annual report is posted on the issuer's website, https://www.finnest.co. The issuer may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Annual Report is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Finnest, Inc. (Finnest) is a Delaware C-Corp incorporated Feb 22rd, 2017. The issuers physical address is:

129 Newbury Street
Second Floor
Boston 02116, MA

The issuer's website can be found at https://www.finnest.co

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Clemens Grave - Board member and Chief Operating Officer

Clemens received his education in Mechanical Engineering and Business from the University of Technology in Vienna and later his Master's Degree in Innovation management and entrepreneurship from Brown University. During and after his studies Clemens worked for various German car companies including Audi AG, Porsche AG and Bugatti Automobiles S.A.S between 2010 and 2015. In 2016 he dedicated his time to build Finnest while at the same time having a part-time commitment at Brown University as a Research Assistant to fund Finnest. Work History: 2010 Summer / 2011 Summer - Audi AG R&D Strategy, 2010 - 2016 Certified Ski Instructor Lech a. A. Austria, Sep 2013 - Feb 2014 - Bugatti Automobiles S.A.S Quality Assurance, Feb 2015 - Aug 2015 Porsche AG - Motorsports Marketing, September 2016 - 2018 - Brown University - Research Assistant, September 2016 - December 2018 - CEO of Finnest, January 2019 - Current - COO of Finnest

Richard Sawyer III - Board member and Chief Executive Officer

Richard received a bachelor of science from Boston College with a major in management. He worked as an investment banking analyst for Jefferies from July 2010 to July 2012 and a private equity associate for Gemini Investor from Aug 2012 to July 2014. From Aug 2014 to Aug 2018, he worked for DraftKings in a variety of roles on the analytics and product teams, ultimately as Director of Product. He officially joined Finnest full time as COO in Aug 2018 and as CEO in Jan 2019.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Clemens Grave
Securities: 6,000,000
Class: Common
Voting Power: 93.08%

Business and Business Plan

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Finnest has created a mobile banking and money management platform for kids and teens as young as 8 years old. Our platform combines an app, a secured debit card issued by First Century Bank N.A., member FDIC, pursuant to a licence from Visa® U.S.A Inc. and an app that help minors experience the world of digital money by letting them directly participate in it. Finnest's platform helps its users learn responsible money management with a focus on savings. Finnest bridges the gap between parents using primarily digital money while their kids being tied to cash. Finnest is continuing to improve its platform by adding features that support financial education. Finnest's platform is available in the iOS appstore. Finnest typically charges an annual subscription fee. In addition, the company earns interchange revenue when purchases are made using a Finnest card.

5. How many employees does the issuer currently have? (§ 227.201(e))
Finnest currently employees 3 full time employees, all based in Boston, MA.

Risk Factors

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. This is an early stage company. It has limited history, clients and revenues. If you are investing in Finnest, it's because you think this is a great product and team entering a fairly new market segment, and that they can continue to generate interest and increase customer base in order to succeed.
2. New competitors could enter the market and potentially negatively impact the Company's growth prospects and market share. This could result in significantly reduced revenues and larger operating losses.
3. If the Company is unable to raise additional capital on acceptable terms, it may be unable to continue operations.
4. The Company will require substantial future capital in order to acquire customers and grow operations. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations.
5. We are highly dependent on the services of our executives. Our future business and results of operations depend in significant part upon the continued contributions of our executives. If we lose those services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to our current team, this could adversely affect the development of our business plan and harm our business.
6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidity event occurs.
8. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
9. Third parties might infringe upon our technology. We cannot assure that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively.

Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

11. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. We have primarily been focused on product development: To compete successfully in this market, we must continue to design and develop, new and enhanced software solutions products and services that provide high levels of performance and reliability at a low cost. If we are unable to develop services that address the needs of our target customers, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services.

13. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

14. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered

may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	3,553,910	YES	

3,342,000 options authorized, 2,253,041 options granted with an average strike price of $0.0665.

$505,000 of SAFEs issued with a valuation cap of $4,000,000 and a 20% discount.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The valuation was determined based on comparable companies. In the future we will use pre-money valuation reports and company comparables to evaluate the value of the company appropriately.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Finnest, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Finnest and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not applicable.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities offered	Amount sold	Exemption	Use of Proceeds
04/2018	Common Stock	$106,883	Section 4(a)(6)	Operating Capital

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital.

Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: Raised $106,883 in Common Stock on Netcapital at a post-money valuation of $2,536,000

Operating History: Incorporated in February of 2017, in market since September 2018 through the iOS App store. Finnest is currently being used throughout the United States .

Operating Expenses: The funds raised through Netcapital were used to set up the Visa® card program as well as to establish our relationship with First Century Bank N.A. where a capital reserve of $10,000 had to be put in place. Additionally, around $25,000 were used for payroll during the months of June, July, and August 2018. Because of the complex regulatory environment we had higher expenses for legal counsel. The remaining capital was used for operating expenses and to launch the Finnest platform.

Revenue: In September 2018 Finnest started generating revenue with the debit card live in the market. More detailed information can be taken from our financial documents below.

Additional capital of $395,000 was invested during the months of August-December 2018 through SAFEs securing further operating capital and room to grow the user base. In early 2019 Finnest issued another $110,000 in SAFEs.

Outlook: Early customers have well reacted to Finnest's offering as we see good active user rates and transaction volumes. Over time we will need to further optimize the application to improve the overall customer experience and to increase daily activity. For 2019, we're expecting several new companies to enter the market with similar product offerings to Finnest which will likely increase customer acquisition costs and make it more difficult to raise additional capital. Further we have found a B2C approach to be the most effective channel for growth, which requires significantly higher budgets for marketing than originally expected. As we continue to grow our user base and expand our product offering we will be dependant on raising additional capital to remain an independent company. There is no assurance that we will be able to raise the capital needed to continue operations.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Finnest has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Finnest will file a report electronically with the SEC annually and post the report on its web site (Finnest.co) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Finnest, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Richard Sawyer III, certify that the financial statements of Finnest, Inc. included in this Form are true and complete in all material respects.

_____

Name: Richard Sawyer III

Title: Chief Executive Officer

Date: April 10th, 2019

2018 Financial Statements

Finnest, Inc.
Statement of Changes in Shareholders' Equity
From December 31, 2017 to Decmber 31, 2018
(Unaudited)

	Common Stock				Total Shareholders'
	Shares	Amount	Paid-in-Capital	Retained Deficit	Equity
Balance, December 31, 2017	6,185,568	$ 62	$ 7,304	$ (3,952)	$ 3,414
Sale of shares	260,690	3	101,642		101,645
Sale of SAFE			395,000		395,000
Net loss				(290,971)	(290,971)
Balance, December 31, 2018	6,446,258	$ 64	$ 503,947	$ (294,923)	$ 209,088

Finnest, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period January 1, 2018 to December 31, 2018
Revenue	$ 1,587
Expenses:	
Cost of Goods Sold	10,210
Payroll	161,351
Product Development Costs	82,643
Contractors	17,528
Legal & Professional Services	9,076
Insurance	3,625
Marketing	2,940
Rent	2,020
Other Expenses	3,163
Total expenses	$ 292,558
Net Income	$ (290,971)

Finnest, Inc.
Balance Sheet
(Unaudited)

		December 31, 2018
ASSETS		
Cash	$	201,916
Other Current Assets		8,965
Total current assets		210,882
Other Assets		2,649
Total assets	$	213,531
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$	1,133
Deferred Revenue		2,545
Other Current Liabilities		764
Total current liabilities		4,442
Total Liabilities	$	4,442
Common stock, par value $0.00001; 10,000,000 shares authorized,		
6,446,258 issued and outstanding		64
Paid-in-capital		503,947
Retained deficit		(294,923)
Total shareholders' equity		209,088
Total liabilities and shareholders' equity	$	213,531

Finnest, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period January 1, 2018 to December 31, 2018
Cash flows from operating activities:	
Net income	$ (290,971)
Prepaid Rent	(8,125)
Accounts Payable	1,133
Deferred Revenue	2,545
Other Items	(1,509)
Net cash used in operating activities	(296,927)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of common stock	101,645
Proceeds from sale of SAFE	395,000
Net cash provided by financing activities	496,645
Net cash increase for period	199,718
Cash at beginning of period	2,198
Cash at end of period	$ 201,916

2017 Financial Statements

Finnest Inc.
Income Statement
Year Ending 2017

	Jan to Dec
Sales	
Gross Sales	
less: Discounts	
Total Sales	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
Compensation	-
Contractors	5,000
Subscriptions	795
Internet	198
Legal	2,775
Office Expenses	20
Travel	384
Bank Charges	29
Total Operating Expenses	9,202
Other Income	5,250
Net Income	$ (3,952)

Finnnest Inc
Balance Sheet
December 2017

		Dec-17
Assets		
Cash	$	2,198
Deposits		2,850
Total Assets	$	**5,048**
Liabilities		
Accounts Payable	$	1,433
Total Liabilities		**1,433**
Equity		
Additional Paid In Capital		7,366
Net Profit/Loss		(3,952)
Total Liabilities and Equity	$	**4,848**

Finnnest Inc
Statement of Cash Flows
2017

		2017
Net Income/Loss	$	**(3,952)**
Operating Changes		
Deposits		(2,850)
Accounts Payable		1,433
Changes from Operating Expenses		(5,368)
Financing Changes		
Equity		7,366
Changes from Financing		7,366
Total Changes in Cash		1,998
Beginning Cash		-
Ending Cash	$	1,998
		(200)